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                                                                  EXHIBIT 20(b)

                                Witness Systems, Inc.



November __, 2002



Dear Stockholder:

         The board of directors of Witness Systems, Inc. recently adopted a stockholder rights plan. This letter briefly describes the rights plan and outlines the reasons for adopting it. The enclosed "Summary of Rights to Purchase Preferred Stock" document provides detailed information about the rights plan, and we urge you to read it carefully.

         Generally, the rights plan is a means to deter coercive takeover tactics and to prevent a bidder from gaining control of the company without offering a fair price to all stockholders. This does not mean we are being acquired, and the stockholder rights plan was not adopted in response to any specific attempt to acquire the company.

         The plan contains provisions designed to safeguard your interests if an unsolicited offer to acquire the company is made, whether through a partial or two-tiered tender offer that does not treat all stockholders equally, a gradual accumulation of shares in the open market or the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics that the board believes are not in your best interests. These tactics may unfairly pressure stockholders, squeezing them out of the full value of their investment without affording any real choice.

         Since 1990, over 3,800 companies including approximately half the companies on the "Fortune 500" and "Business Week 1000" lists, have adopted rights plans similar to ours. We consider the rights plan a prudent move in protecting your equity investment in the company and the full value of that investment, while not precluding a fair acquisition bid for the company.

         The board of directors was aware that some people have advanced arguments that the presence of a stockholder rights plan may deter legitimate acquisition proposals. The board carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without the protection afforded by a rights plan. The board of directors believes that the rights plan represents a sound and reasonable means of addressing the complex issues of corporate policy.

         The plan is not intended to prevent a sale or change in control of the company and will not do so. The mere declaration of the rights dividend is not intended to affect any prospective offeror willing to complete a strategic business acquisition or make an all cash offer at a full and fair price or to negotiate with the board of directors. The rights plan will not prevent

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November __, 2002                                                         Page 2



or interfere with a merger or other business combination transaction approved by the board because the board will retain discretion to redeem the rights (or, depending on the circumstances, to amend the rights plan so as to render it inapplicable).

         Prior to adopting the rights plan, the board was concerned that, under certain circumstances and stock market conditions, a person or company could acquire control of the company without paying a fair premium for control or without offering a fair price to all stockholders. The board was also aware that if a competitor acquired control of the company, the competitor would have a conflict of interest and could use any acquired influence over, or control of, the company to the detriment of you and our other stockholders. The board believes that such results would not be in the best interests of all stockholders.

         Issuance of the rights does not in any way adversely affect our financial strength or interfere with our business plan. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the company or to you, and will not change the way in which you can currently trade our shares. As explained in detail in the enclosed summary, the rights will only become exercisable in certain circumstances. They are then intended to protect you against being deprived of your rights to share in the full measure of our long-term potential.

         While the distribution of the rights will not be taxable to you or us, stockholders may recognize taxable income if and when the rights become exercisable or if the rights should ever be redeemed.

         The Witness Systems management team and board are focused on growing the business profitably, and the purpose of the stockholder rights plan is simply to help protect long-term value for all stockholders.



                                       On behalf of the
                                       Board of Directors,


                                       David B. Gould
                                       President and Chief Executive Officer
                                       Chairman of the Board of Directors